SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071 (213) 891-8770	Donald J. Campbell Campbell & Williams 700 South 7th Street Las Vegas, NV 89101 (702) 382-5222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,026,708
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,026,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,026,708
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.8%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Wynn Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,026,708
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,026,708
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,026,708
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.8%
14.	Type Of Reporting Person (See Instructions) PN

This Amendment No. 18 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On March 21, 2018, Wynn Family Limited Partnership (“WFLP”) sold an aggregate of 4,104,999 shares of Common Stock at a price of $180.00 per share in open market transactions pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”).

As previously disclosed, Mr. Wynn intends to sell all or a portion of the Common Stock controlled by him pursuant to one or more registered public offerings, in the open market in transactions pursuant to Rule 144 or in privately negotiated transactions. If he elects to sell any such Common Stock, he will seek to conduct such sales in an orderly fashion and in cooperation with the Company. No assurance can be provided that Mr. Wynn will elect to sell Common Stock, or the timing or terms of any such sale.

Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mr. Wynn’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Common Stock; general market, industry and economic conditions; regulatory considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 103,017,861 shares of Common Stock outstanding as of February 15, 2018, as reported in the Company’s annual report on Form 10-K for the year ended December 31, 2017, as filed with the Commission on February 28, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Stephen A. Wynn	8,026,708	7.8%	0	8,026,708	0	8,026,708
WFLP	8,026,708	7.8%	0	8,026,708	0	8,026,708

WFLP is the record holder of the shares reported herein. Mr. Wynn is trustee of the Stephen A. Wynn Revocable Trust U/D/T Dated June 24, 2010, which is the sole manager of Wynn GP, LLC, which is the general partner of WFLP.

(c)    Other than as disclosed in Item 4 above, the Reporting Persons have not affected any transactions in the Common Stock since the most recent filing on Schedule 13D.

(d)    None.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

WYNN FAMILY LIMITED PARTNERSHIP By: Wynn GP, LLC, its general partner By: Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By: Stephen A. Wynn Title: Trustee